UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 11393 / November 10, 2025

ADMINISTRATIVE PROCEEDING
File No. 3-22554

In the Matter of **the Registration Statement of** **HORIZON THREAD (PTY) LTD,** **2 Solomon Street, Summerstrand, Port** **Elizabeth Eastern Cape 6001, South** **Africa,** **Respondent.**	**CORRECTED ORDER FIXING TIME AND PLACE OF PUBLIC HEARING AND INSTITUTING ADMINSTRATIVE PROCEEDINGS PURSUANT TO SECTION 8(d) OF THE SECURITIES ACT OF 1933**

I.

The Commission's public official files disclose that:

On October 22, 2025, Horizon Thread (PTY) Ltd ("Horizon" or "Respondent") filed a registration statement on Form F-1 seeking to register the public offer and sale of 1,000,000 common shares at a price of $5 per share (the "Registration Statement"). The Registration Statement was filed without a delaying amendment and no other amendments have been filed. Horizon's Registration Statement has not been declared effective by the Division of Corporation Finance.

II.

After an investigation, the Division of Enforcement alleges that:

A. Respondent

1.   Horizon Thread (PTY) Ltd (CIK No. 0002088800) is a foreign corporation headquartered in Gqeberha, South Africa.

2.   Horizon has no securities registered with the Commission, and its securities do not trade publicly on any domestic or foreign exchange.

3.   On October 22, 2025, Horizon filed the Registration Statement on Form F-1 seeking to register the public offer and sale of 1,000,000 shares of the company's common stock.

B. Material Misstatements and Omissions in Respondent's Registration Statement

4.   Respondent's Registration Statement omits required exhibits and information and omits to state material facts necessary to make the statements therein not misleading.

5.   Among other things, the Registration Statement lacks audited financial statements as required by Regulation S-X and Item 4(b) of Form F-1.

6.   The Registration Statement omits the exhibits required by Item 601 of Regulation S-K and Form F-1 such as the underwriting agreement, legal opinion, tax opinion, articles of incorporation, and bylaws.

7.   The Registration Statement omits from the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" key financial data, substituting the placeholder text "$[●]" for metrics such as "total assets," "cash equivalents," "shareholders equity," "revenues," "gross profit," "net loss," "cash used in operating activities," "accumulated deficit," "working capital," and "accumulated deficit."

8.   Given the absence of financial statements, these additional misleading statements and omissions leave the Registration Statement devoid of basic information and data regarding Horizon's financial performance and position.

9.   The above described misleading statements and omissions are material.

III.

The Commission, having considered the aforesaid, deems it appropriate and in the public interest that public proceedings pursuant to Section 8(d) of the Securities Act be instituted with respect to the Registration Statement to determine whether the allegations of the Division of Enforcement are true; to afford the Respondent with an opportunity to establish any defenses to these allegations; and to determine whether a stop order should issue suspending the effectiveness of the Registration Statement referred to herein.

IV.

Accordingly, IT IS ORDERED that public proceedings be and hereby are instituted under Section 8(d) of the Securities Act, such hearing to be convened at 10:00 a.m. ET on November 25, 2025, via remote means and/or in Hearing Room 1 at the Commission's offices at 100 F Street N.E., Washington, DC 20549, and to continue thereafter at such time and place as the hearing officer may determine.

IT IS FURTHER ORDERED that these proceedings shall be presided over by an Administrative Law Judge to be designated by further order, who is authorized to perform all the duties of an Administrative Law Judge as set forth in the Commission's Rules of Practice or as otherwise provided by law.

IT IS FURTHER ORDERED that the Respondent shall file an Answer to the allegations contained in this Order within ten (10) days after service of this Order, pursuant to Rule 220 of the Commission's Rules of Practice, 17 C.F.R. § 201.220. If Respondent fails to file the directed answer, or fails to appear at a hearing or conference after being duly notified, the Respondent may be deemed in default and the proceedings may be determined against the Respondent upon consideration of this Order, the allegations of which may be deemed to be true as provided by Rules 155(a), 220(f), 221(f), and 310 of the Commission's Rules of Practice, 17 C.F.R. §§ 201.155(a), 201.220(f), 201.221(f) and 201.310. This Order shall be served forthwith upon the Respondent in accordance with Rule 141 of the Commission's Rules of Practice, 17 C.F.R. § 201.141.

IT IS FURTHER ORDERED that the Administrative Law Judge shall issue an initial decision no later than 120 days from the occurrence of one of the following events: (A) The completion of post-hearing briefing in a proceeding where the hearing has been completed; (B) Where the hearing officer has determined that no hearing is necessary, upon completion of briefing on a motion pursuant to Rule 250 of the Commission's Rules of Practice, 17 C.F.R. § 201.250; or (C) The determination by the hearing officer that a party is deemed to be in default under Rule 155 of the Commission's Rules of Practice, 17 C.F.R. § 201.155 and no hearing is necessary.

Attention is called to Rule 151(a), (b) and (c) of the Commission's Rules of Practice, 17 C.F.R. § 201.151(a), (b) and (c), providing that when, as here, a proceeding is set before the Commission, all papers shall be filed electronically in administrative proceedings using the Commission's Electronic Filings in Administrative Proceedings (eFAP) system access through the Commission's website, www.sec.gov, at https://www.sec.gov/eFAP. Respondent also must serve and accept service of documents electronically.

In the absence of an appropriate waiver, no officer or employee of the Commission engaged in the performance of investigative or prosecuting functions in this or any factually related proceeding will be permitted to participate or advise in the decision of this matter, except as witness or counsel in proceedings held pursuant to notice.

Since this proceeding is not "rule making" within the meaning of Section 551 of the Administrative Procedure Act, it is not deemed subject to the provisions of Section 553 delaying the effective date of any final Commission action.

By the Commission.

Vanessa A. Countryman
Secretary